Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 22, 2014

Fantex, Inc.

On July 15, 2014, The ETF Store Show broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) and Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel and Fantex Series Arian Foster, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” “EJ Manuel Offering,” “Arian Foster Offering” and “Mohamed Sanu Offering,” respectively, and collectively, the “Offerings”). The Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-191772 and 333-196437,  respectively), as amended (the “Vernon Davis Registration Statement,” “EJ Manuel Registration Statement,” “Arian Foster Registration Statement” and “Mohamed Sanu Registration Statement,” respectively, and collectively, the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statements, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, Mr. French states that “we signed a contract with Vernon Davis to acquire 10% of his brand income that’s made up of his current and future NFL playing contracts, endorsements, appearance fees and importantly it grabs his consumer persona in his post career so, for example, should he become a broadcaster or radio talk show host that income is included and in exchange for that 10% right to that future cash flow stream we paid him $4 million dollars.” Also, The ETF Store Show host Nathan Geraci stated a hypothetical scenario where introduced a hypothetical scenario where he “want[ed] to invest in … the future earnings of [his] favorite player in the NFL and that player decides to participate in an IPO with Fantex.” The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis will have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). The Company further clarifies that under the terms of the Vernon Davis Brand Agreement, the Company acquired a 10% interest in the brand income, as defined in the Vernon Davis Brand Contract, of Vernon Davis. The Company also further clarifies that brand income generally means gross monies or other consideration (including rights to make investments) that Vernon Davis receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of Mr. Davis’s and Mr. Manuel’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. Geraci asked Mr. French “shares [of Fantex Series Vernon Davis] trade everyday on Fantex … [v]ery similar to how a normal stock may trade on an exchange and they also pay dividends, correct?” Mr. French replied “Correct.” The Company clarifies that any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system. Additionally, the Company’s board of directors is permitted, but not required, to declare and pay dividends on the Fantex Series Vernon Davis. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statements.

•                  During the Broadcast, Mr. French states that “we announced about 30 days after we closed [Vernon Davis’s] IPO a 70 cent per share dividend which for those of record on August 15th will pay out the 70 cent per share on August 18th which we picked that date because it’s the day after the Niners play the first preseason game in their new stadium.”  The Company clarifies that on May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770 on August 18, 2014.

•                  During the Broadcast, Mr. French states that, after estimating the cash flows to Vernon Davis, “you look at the discount rates that we apply to [the cash flows] when the weighted average discount rate in Vernon’s case is 11.4% and we look at a triple c rated junk bond yielding at eight to eight and a half percent with a 27 ½ % first year default rate, we kind of felt that from acquiring that cash flow streams it was, we were getting fairly compensated for the rest.” The Company notes that investment in our Tracking Stocks is highly speculative and involves a high degree of risk. An investment in our Tracking Stocks should be considered only by persons who can afford the loss of their entire investment.

•                  During the Broadcast, Mr. French states that “we do detailed analysis, we look [sic] 212 tight ends between 1990 and 2012 that were drafted and retired in order to come up with a regression analysis to help us predict how long Vernon Davis’ potential to play is, we estimated it was 14 years ….” The Company clarifies that the model used to estimate Vernon Davis’s career length looked at a data set consisting of all tight ends who were drafted in rounds one through seven between 1990 and 2010, who played at least one NFL season and were no longer playing at the start of the 2013 NFL season. A more detailed description of the method used to estimate Mr. Davis’s career length is available in the Registration Statements.

•                  During the Broadcast,  Mr. Geraci stated that “[Vernon Davis’s] future earnings were valued today at $40 million dollars,” to which Mr. French replies “we forecasted estimated [sic] basically that Vernon on his own without our help building his brand had the potential to earn approximately $62 million dollars between his on-field and off-field efforts we adjusted that for risk the [sic] weighted average discount rate on that cash flow stream to get to $40 million was 11.4%, so we basically took into account the risk factor associated with generating the income stream to come up with the $40 million, but our estimate was that he has the potential to earn $62 million.” The Company clarifies that the undiscounted estimation of Mr. Davis’s brand was $61,258,926 and the discounted estimation was $39,257,896. For more information, please see the section entitled “Vernon Davis Brand Contact, at Estimated Fair Value — Vernon Davis Estimated Brand Income” in the Registration Statements.

•                  During the Broadcast, Mr. French stated that potential investors can “reserve shares in our current offering which is Fantex EJ Manuel, who’s the starting quarterback for the Buffalo Bills first quarterback picked in the draft last year. We’re actually anticipating closing his IPO on Friday, that’s our goal….” On July 21, 2014, the Company closed the EJ Manuel Offering. In connection with the EJ Manuel Offering, on July 21, 2014, the Company filed a certificate of designations with the Secretary of State of the State of Delaware, effective on July 21, 2014, authorizing the Fantex Series EJ Manuel and establishing the rights of the holders of the Fantex Series EJ Manuel.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Arian Foster or Mohamed Sanu, the expected lengths of the careers of Vernon Davis, EJ Manuel, Arian Foster and Mohamed Sanu, prospects, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “expect,” “imagine,” “could,” “hope,” “believes,” “estimates,” “intend,”  “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with The ETF Store Show

MEDIA:	Recorded Interview

DATE:	July 15, 2014

PROGRAM:	Finn Partners Interview

SUBJECT:	Nathan Geraci at the ETF Store Show

Nathan Geraci, Host, ETF Store Show:

We spent the first part of the show talking about innovation and investing certainly ETF’s have changed the game for investors, there’s a reason they’ve been called the next generation mutual funds and when we came across Fantex, I just thought there were some strong parallels between what Fantex is doing and what’s happening with the ETF’s again in just in terms of innovation and investing. I’m now pleased to have joining via phone the CEO and co-founder of Fantex, Buck French. Buck thanks for joining us this morning and welcome to the ETF Store Show.

Buck French, CEO & co-founder, Fantex:

Great, thanks for having me.

Geraci:

Buck before we get into how the pro athlete tracking stocks work. Where did this concept of Fantex come from?

French:

My fellow co-founder Dave Beirne whose the chairman of the company, came up with the original idea really it was around this concept that if you could create a broader brand prospective of the athlete and then just being an athlete potentially they could have sustainable cash flows into the future and so that’s kind of where it started and it led us to figuring out that the best way to create advocates for the brands that we work with is create a security that’s linked to their cash flow so that now people have a financial motivation to help promote the brand and so that’s kind of where we decided to create Fantex.com where people can actually go out reserve shares and trade shares [unintelligible] link to the cash flow of professional athlete.

Geraci:

Okay, so explain to us exactly how this process works. Let’s take the Vernon Davis IPO as an example, Davis is a Pro Bowl tight end for the San Francisco 49ers, he’s one of the elite players in the NFL and you now offer a tracking stock linked to his future brand related earnings. Explain this to us.

French:

Yes, so we signed a contract with Vernon Davis to acquire 10% of his brand income that’s made up of his current and future NFL playing contracts, endorsements, appearance fees and importantly it grabs his consumer persona in his post career so, for example, should he become a broadcaster or radio talk show host that income is included and in exchange for that 10% right to that future cash flow stream we paid him $4 million dollars. Now that contract became the basis that represents the cash flows that associated with what we’re acquiring from Vernon for the security that we offer via Fantex.com to the general public so people went and reserved shares in the Fantex Vernon Davis offering and it closed on April 28th.

Geraci:

Ok, now when you say future brand income. What exactly are we talking about here? You mention that it could encompass post career earnings things like broadcasting. What about, let’s say Vernon Davis opens up a restaurant under his name, would that be something that would be included?

French:

So, if he’s putting his capital up, we have co-investment right alongside Vernon in that restaurant that he’s starting. We have an option to invest alongside him if we choose.

Geraci:

What about autograph signing appearances, public speaking fees those sort of things?

French:

Those all would be included and we have a right to 10% of them.

Geraci:

Okay.

French:

And accordingly just in his current and future NFL playing contracts, so all of that it’s not just things he’s doing off the field, it’s on the field as well.

Geraci:

Now you mention Davis received $4 million dollars for 10% of his future brand related earnings. So his future earnings were valued today at $40 million dollars. I’m just curious, how was that valuation determined?

French:

Yes, so we forecasted estimated basically that Vernon on his own without our help building his brand had the potential to earn approximately $62 million dollars between his on-field and off-field efforts we adjusted that for risk the weighted average discount rate on that cash flow stream to get to $40 million was 11.4%, so we basically took into account the risk factor associated with generating the income stream to come up with the $40 million, but our estimate was that he has the potential to earn $62 million.

Geraci:

Okay and these shares they trade everyday on Fantex. Very similar to how a normal stock may trade on an exchange and they also pay dividends, correct?

French:

Correct. So we announced about 30 days after we closed his IPO a 70 cent per share dividend which for those of record on August 15th will pay out the 70 cent per share on August 18th which we picked that date because it’s the day after the Niners play the first preseason game in their new stadium.

Geraci:

Now explain the process of actually purchasing shares. So if we have listeners that want to purchase shares of Vernon Davis. How exactly do they go about doing so?

French:

Yes, so they go to Fantex.com, that’s f-a-n-t-e-x dot com, they go through the process of registering for brokerage account, Fantex.com is [unintelligible] member broker dealer, no different than an e-trader or others and the sense of the regulations and everything. They go through set up their brokerage account takes, you know maybe three to five minutes and then they can reserve shares in our current offering which is Fantex EJ Manuel, who’s the starting quarterback for the Buffalo Bills first quarterback picked in the draft last year. We’re actually anticipating closing his IPO on Friday, that’s our goal and they can reserve shares or they can fund their account and acquire shares or attempt to acquire shares if someone’s willing to sell them and in Fantex Vernon Davis.

Jason Lank, Host, ETF Store Show:

Buck this is Jason Lank alongside Nate in studio, you mention Vernon Davis and the reserving of shares, what you’re talking about is the IPO process, that they initial public offering, now in our world when the next Google or Alibaba or corporation goes public and there’s an IPO for stock. The individual investor and that’s who we carry the torch for, you know is in most cases shut out of that, shares for the major brokerage firms that they have are allotted go to the hedge funds, the favored clients, the pension funds and the people that butter their bread. Can the individual investor participate fully at Fantex?

French:

Well then we are geared towards totally for the individual investor, I mean, [unintelligible] investors are welcome to participate, but really our prime audience is the individual investor and we think that’s a unique aspect of what we’re doing is allowing the individual investor to participate in these initial public offerings as you point out. Normally your normal average individual investor does not have access to those types of shares so we’ve already closed the Vernon Davis offering and that’s trading in the secondary market and our goal is to have a steady stream of IPO’s for the individual investor our current one which we actually stopped for taking reservations for on Thursday is the Fantex EJ Manuel offering.

Geraci:

Buck from the player’s prospective, what’s the main benefit here, in the case of the Vernon Davis IPO, he did receive the $4 million dollars upfront is it simply taking that guarantee upfront lump sum in case something goes wrong down the road, you know, injuries, poor performance, whatever the case may be.

French:

Obviously, it’s a benefit money sooner is always better. He still owns 90% of his brand income, so motivated to need to generate income, but really the main reason is at the end of the day they see this as an opportunity to add advocates on their team, if you will because now with there’s a financial interest linked to their success you have people motivate help you achieve your success so it’s as much about increasing the power of their team to go out and achieve their goals cause it is getting money sooner.

Geraci:

Buck question regarding the accounting. I want to invest in my, the future earnings of favorite player in the NFL and that player decides to participate in an IPO with Fantex. Who does the accounting, is that on a trust me basis, is there a third party firm, how do I know as an investor that everything is on the up and up?

French:

So, we Fantex have audit rights from the books of the athlete to make sure that were being paid what were owed and at the same time we Fantex are audited by Deloitte and Touche.

Geraci:

So you do have a big six accounting firm looking over your shoulder, as well?

French:

Oh yeah, yep we sure do.

Geraci:

We’re visiting with Buck French, CEO and co-founder of Fantex. Buck we always like to take full 360 degree view of any investments we discuss on this show and so I do want to talk about some of the potential risks with these securities and I guess when it comes to athletes, the most pressing concern would probably have to be injury, we know NFL players can battle all sorts of injuries throughout the season. How might that impact the value of the stock and then what sort of disclosure requirements are there for players to notify Fantex or investors of any injuries. We know that the NFL can pretty tight lipped when it comes to this area.

French:

Sure, so injuries certainly are a risk in this investment, you know risk and reward are what walk hand in hand in life, so you have to look at what is the return profile for an investment given the risk associated with it, catastrophic injury, career-ending Joe Theisman Lawrence Taylor hit ends his career at that moment.  It obviously can happen, but it’s not the common what really is the wear and tear associated with playing in the NFL would shorten a career length then it otherwise could be. So we do detailed analysis, we look 212 tight ends between 1990 and 2012 that were drafted and retired in order to come up with a regression analysis to help us predict how long Vernon Davis’ potential to play is, we estimated it was 14 years and then off of those cash flows you look at the discount rates that we apply to it when the weighted average discount rate in Vernon’s case is 11.4% and we look at a triple c rated junk bond yielding at eight to eight and a half percent with a 27 ½ % first year default rate, we kind of felt that from acquiring that cash flow streams it was, we were getting fairly compensated for the rest.

Geraci:

The other potential risks that I could see, we talked about how if you buy Vernon Davis stock, you’re effectively purchasing in a portion of his future brand income. And now we know athletes can make a lot of revenue off the field, I mention things like autograph signings, public speaking appearances earlier, but how does an investor know that they’re getting a piece of all those revenue streams or earning streams. You mention Deloitte and Touche is auditing or has audit rights, but how does an investor, how can they feel comfortable. I guess that Vernon Davis is reporting everything that he’s earning that’s associated with his brand.

French:

Correct. We work with their financial team, we have a system put in place to which they report and it’s not Deloitte that audits the payment stream, its Fantex then Deloitte would audit Fantex’s processes and what we’re doing. So we absolutely have a team in place that’s experienced, my fellow co-founder, our CFO who is responsible for this stuff. He’s been a public CFO for different companies, companies like Borwin [phonetic], Smart Modular [phonetic], big real businesses, so we’re experienced at this and we have processes in place for us to insure that we are receiving the cash flows streams in which we purchased.

Geraci:

What about insider trading? In this case is it possible for Vernon Davis to perhaps to all of his buddies that he just inked the big deal and let them pile into the security before it goes up?

French:

So we all fall under insider trading laws whether you’re Vernon Davis with a security out there that’s linked to your cash flow streams or Martha Stewart who bought stock from a friend. At the end of the day, we’re all governed by those laws and Vernon’s been briefed on that. I don’t think he’s going to take the risk of getting into criminal trouble to help his buddies make a few bucks.

Lank:

Buck, I know you’re at Fantex’s [unintelligible] in the first inning of a very, very, very long game. But I wanted to have you speculate perhaps on the future. As Nate and I we’re talking about Fantex. What you’re really doing in a sense, and correct me if I’m wrong, is helping athletes monetize themselves, their future earnings today and the next logical step for me now that you’ve built out the infrastructure, the legal, you know all the legalese and all the steps that have to be in place. Could your concept be extended to entertainers or trusts or the estates of deceased people? How far can this concept go?

French:

We absolutely believe it can extend beyond just sports, let alone internationally in sports but as you mention entertainment, music, you know we all have brands. Brands don’t mean your Coca-Cola brands could very well lead [unintelligible] have an audience the average person has a 130 social media followers that’s their audience and so how far this goes, you know who knows. Our goal is to help build a diversified audience for the brands that we work with because the diversified audience is a sustainable one and all of the ones that you mention certainly would fit into that bucket.

Geraci:

Buck, you mention EJ Manuel, the quarterback for the Bills, reservations are currently being taken for shares to buy shares of EJ Manuel are there any other athletes that are currently in the hopper?

French:

So we filed the registration statement to take the brand of Mohammed Sanu, wide receiver for the Cincinnati Bengals, he’s currently the next brand that we’re working with who’s in the queue.

Geraci:

Buck just a fascinating concept. We certainly appreciate you joining us this morning.

French:

Appreciate you guys, appreciate you having me.

Geraci:

That was Buck French, CEO and co-founder of Fantex and you can learn more about Fantex and the Vernon Davis tracking stock by visiting Fantex.com, that’s f-a-n-t-e-x dot com.

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